August 5, 2019

Matthew G. Molchan
President and Chief Executive Officer
Digirad Corporation
1048 Industrial Court
Suwanee, Georgia 30024

       Re: Digirad Corporation
           Registration Statement on Form S-4
           Filed July 19, 2019
           File No. 333-232738

Dear Mr. Molchan:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at (202) 551-3635 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Electronics and Machinery
cc:    Adam W. Finerman, Esq.